UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 1, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cumberland Pharmaceuticals, Inc.

File No. 333-142535 - CF#26652

————————————————

Cumberland Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 1, 2007, as amended.

Based on representations by Cumberland Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.9	through April 7, 2012
Exhibit 10.9.1	through April 7, 2012
Exhibit 10.9.2	through April 7, 2012
Exhibit 10.9.3	through April 7, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel